Exhibit 14.1(b)
CODE OF ETHICS FOR SENIOR FINANCIAL OFFICERS
Preface
Senior Financial Officers hold an important and elevated role in corporate governance. As part of the Corporation, Senior Financial Officers are vested with both the responsibility and authority to protect, balance, and preserve the interests of all of the Corporation’s stakeholders, including shareholders, clients, employees, suppliers, and citizens of the communities in which business is conducted. Senior Financial Officers fulfill this responsibility by prescribing and enforcing the policies and procedures employed in the operation of the Corporation’s financial organization, and by demonstrating the following:
I.      Honest and Ethical Conduct
Senior Financial Officers will exhibit and promote the highest standards of honest and ethical conduct through the establishment and operation of policies and procedures that:
A.	Encourage professional integrity in all aspects of the financial organization, by eliminating inhibitions and barriers to responsible behavior, such as coercion, fear of reprisal, or alienation from the financial organization or the corporation itself.

B.	Prohibit and eliminate the appearance or occurrence of conflicts between what is in the best interest of the Corporation and what could result in material personal gain for a member of the financial organization, including Senior Financial Officers, or any other party.

C.	Provide a mechanism for members of the finance organization to inform senior management of deviations in practice from policies and procedures governing honest and ethical behavior.

D.	Demonstrate their personal support for such policies and procedures through periodic communication reinforcing these ethical standards throughout the finance organization.

Model Code of Ethics for Senior Financial Officer

II.     Financial Records and Periodic Reports
Senior Financial Officers will establish and manage the Corporation’s transaction and reporting systems and procedures to ensure that:
A.	Business transactions are properly authorized and completely and accurately recorded on the Corporation’s books and records in accordance with Generally Accepted Accounting Principles (GAAP) and established company financial policy.

B.	The retention or proper disposal of Company records shall be in accordance with established Corporation’s financial policies and applicable legal and regulatory requirements.

C.	Periodic financial communications and reports will be delivered in a manner that facilitates the highest degree of clarity of content and meaning so that readers and users will quickly and accurately determine their significance and consequence.
III.      Compliance with Applicable Laws, Rules and Regulations
Senior Financial Officers will establish and maintain mechanisms to:
A.	Educate members of the finance organization about any federal, state, or local statute, regulation, or administrative procedure that affects the operation of the finance organization and the Corporation.

B.	Monitor the compliance of the finance organization with any applicable federal, state, or local statute, regulation, or administrative rule.

C.	Identify, report, and correct in a swift and certain manner, any detected deviations from applicable federal, state, or local statute or regulation.